Mail Stop 4561

July 17, 2006

By U.S. Mail and Facsimile to (203) 772-0157

Peyton R. Patterson
President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

> **Re: NewAlliance Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 001-32007**

Dear Ms. Patterson:

We have reviewed your response filed on July 5, 2006, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 21

1. We note your response to prior comment 1. Please revise to remove all non-GAAP per share presentations and clearly label all non-GAAP information as "non-GAAP." Refer to Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

Investment Securities, page 54

2. Please address the following regarding your response to prior comment 3:

- Please tell us how you have considered the extent of your ownership in First New England Capital, LP in relation to the ownership of the other partners in concluding that your investment should be accounted for under the cost method. Refer to paragraph 17 of APB 18.

- Please provide us with your complete analysis of each of the criteria set forth in paragraph 4 of FIN 35 for each of your partnerships.

- For each partnership, tell us in detail how you arrived at your conclusion that you do not have any significant influence over the investment, and how you were able to overcome the presumption of influence supported by your ownership percentage.

3. Please address the following separately for each of your investments in limited partnerships 2-4 as identified in your response to prior comment 3:

- Tell us the nature and duties of the advisory committees.

- Tell us the voting basis and decision-making capabilities of the advisory committees.

- Tell us how you became a member of the advisory committees. Specify any minimum ownership requirements, and tell us whether all partners are members of the advisory committee.

- Tell us whether you receive any financial or operating information as a committee member that non-member partners do not receive or receive at a later date.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, and you may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3356 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                      Kevin W. Vaughn
                                      Accounting Branch Chief